GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of GreenPower Motor Company Inc. (the "Company") will be held in virtual only format on Tuesday, May 18, 2021, at the hour of 1:00 p.m. (Pacific time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended March 31, 2020 and the accompanying report of the auditors;

2. to set the number of directors of the Company for the ensuing year at six (6) persons;

3. to elect Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley and as directors of the Company;

4. to appoint Crowe MacKay LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing fiscal year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider and, if thought fit, to approve an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan, as described in the accompanying management information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The board of directors of the Company has fixed April 9, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

To ensure the safety of our shareholders and other stakeholders entitled to attend the Meeting amidst the ongoing COVID-19 pandemic, there will be no physical location for the Meeting. The Meeting will be held in virtual only format, and registered shareholders and validly appointed proxyholders may vote their common shares electronically and submit their questions during the Meeting by visiting the following internet address:  www.virtualshareholdermeeting.com/GP2021  Shareholders and validly appointed proxyholders who attend the Meeting will have an opportunity to participate at the Meeting, regardless of their geographic location.  You will need to have your 16-Digit Control Number included on the form of proxy or voting instruction form (if you received a printed copy of the proxy materials) to join the Annual Meeting.

Due to the COVID-19 pandemic and issues related to the verification of shareholder identity, in person voting will not be permitted at the Meeting. If you are a registered shareholder and wish to have your vote counted, you will be required to complete, date, sign and return, in the envelope provided for that purpose, the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received Broadridge Financial Solutions Inc. ("Broadridge") by no later than 1:00 p.m. (Pacific Daylight Time) on May 14, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. Alternatively, you may vote by telephone or via the internet following the instructions provided on the Proxy.

If you are a non-registered holder of common shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates (each an "Intermediary"), please complete and return Voting Instruction Form provided to you in accordance with the instructions provided therein.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of Proxy, you should contact Broadridge at proxy.request@broadridge.com or by telephone at 1-844-916-0609

Dated at Vancouver, British Columbia as of this 12th day of April, 2021.

By Order of the Board of Directors of

GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"
Fraser Atkinson Chairman and Director